FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2008
Commission File Number: 333-109343
Paramount Resources Ltd.
(Translation of registrant’s name into English)
888-3rd Street S.W.
Bankers Hall West, Suite 4700
Calgary, Alberta T2P 5C5
Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-_____

TABLE OF CONTENTS
The following exhibits are filed as part of the Form 6-K

99.1	Interim Consolidated Financial Statements

99.2	Management’s Discussion and Analysis

99.3	Certificate of Clayton H. Riddell, Chief Executive Officer

99.4	Certificate of Bernard K. Lee, Chief Financial Officer

99.5	Press Release dated May 7, 2008

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 7, 2008

PARAMOUNT RESOURCES LTD. (Registrant)
By:	/s/ Charles E. Morin
	Name:	Charles E. Morin
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.

99.1	Interim Consolidated Financial Statements

99.2	Management’s Discussion and Analysis

99.3	Certificate of Clayton H. Riddell, Chief Executive Officer

99.4	Certificate of Bernard K. Lee, Chief Financial Officer

99.5	Press release dated May 7, 2008